Exhibit 99.4

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Result of Rio Tinto Limited Rights Issue Shortfall Placement
3 July 2009
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, THE PEOPLE’S REPUBLIC OF CHINA, HONG KONG SAR, JAPAN, PAPUA NEW GUINEA, SINGAPORE, THE REPUBLIC OF SOUTH AFRICA OR SWITZERLAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
Rio Tinto announced previously that it had received valid acceptances in respect of 142,149,887 new Rio Tinto Limited shares, representing approximately 94.76% of the total number of new Rio Tinto Limited shares offered to public shareholders pursuant to the fully underwritten rights issue announced by Rio Tinto Limited on 5 June 2009.
Rio Tinto confirms that purchasers have been procured for the remaining 7,865,410 new Rio Tinto Limited shares for which valid acceptances were not received at a price of A$48.50 per new Rio Tinto Limited share.
In accordance with the terms of the rights issue the net proceeds of A$20.10 per new Rio Tinto Limited share, calculated after deduction of the issue price of A$28.29 per new Rio Tinto Limited share and the expenses of procuring purchasers (including any applicable brokerage fees and commissions and amounts in respect of GST), will be paid on or about 10 July 2009 to those persons whose entitlements have lapsed, subject to any withholding required by law.
The results of the Rio Tinto plc rights issue shortfall placement have already been announced to ASX.
If you have further questions, please telephone the Rio Tinto Limited Shareholder Helpline or the Rio Tinto plc Shareholder Helpline on the numbers set out below. The helplines are available from 8.30 a.m. to 5.30 p.m. (Melbourne time and London time, respectively) Monday to Friday (except bank and other public holidays) and are expected to remain open until 24 July 2009 and 22 July 2009, respectively.

Rio Tinto Limited Shareholder Helpline	Rio Tinto plc Shareholder Helpline

1800 813 292 (from inside Australia) +61 3 9415 4030 (from outside Australia)	0800 435 021 (from inside the UK) +44 (0) 870 703 6364 (from outside the UK)
Please note that, for legal reasons, the Rio Tinto Limited Shareholder Helpline and the Rio Tinto plc Shareholder Helpline are only able to provide information contained in the relevant offer documents and information relating to Rio Tinto Limited’s and Rio Tinto plc’s registers of members and are unable to give advice on the merits of the Rights Issues, or provide legal, financial, tax or investment advice.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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For more information contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Nick Cobban
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7920 041 003
Christina Mills
Ian Head	Office: +44 (0) 20 7781 1154
Office: +61 (0) 3 9283 3620	Mobile: +44 (0) 7825 275 605
Mobile: +61 (0) 408 360 101
Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3361 4365	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk
This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.
This announcement is an advertisement and does not constitute a prospectus. Nothing in this announcement should be interpreted as a term or condition of either of the rights issues announced by Rio Tinto plc and Rio Tinto Limited. Any decision to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities in Rio Tinto plc or Rio Tinto Limited must be made only on the basis of the information contained in and incorporated by reference into the prospectus dated 16 June 2009 relating to the rights issues announced by Rio Tinto plc and Rio Tinto Limited.
These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The securities mentioned herein may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer of the securities in the United States.
These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase or subscribe for securities in Canada, the People’s Republic of China, Hong Kong SAR, Japan, Papua New Guinea, Singapore, the Republic of South Africa or Switzerland or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction, and no public offer of rights or shares will be made in such jurisdictions. The securities mentioned herein have not been and will not be registered under the securities laws of such jurisdictions and may not be offered or sold in such jurisdictions except pursuant to an exemption from and in compliance with any applicable securities laws.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this

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announcement is released, published or distributed should inform themselves about and observe such restrictions.
Neither the content of Rio Tinto’s website (or any other website) nor the content of any website accessible by hyperlinks on Rio Tinto’s website is incorporated into, or forms part of, this announcement.